EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Western Midstream Holdings, LLC (as general partner of Western Midstream Partners, LP):

We consent to the incorporation by reference in the registration statement (No. 333‑231590-01) on Form S-3 of Western Midstream Operating, LP of our report dated February 26, 2021, with respect to the consolidated balance sheets of Western Midstream Operating, LP and subsidiaries as of December 31, 2020 and 2019, the related consolidated statements of operations, equity and partners’ capital, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10‑K of Western Midstream Operating, LP.

/s/ KPMG LLP
Houston, Texas
February 26, 2021